MacroShares Housing Depositor, LLC

73 Green Tree Drive #9

Dover, DE 19904

May 18, 2009

Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-1001

Attention:

Lauren Nguyen, Esq.

Re:

MacroShares Housing Depositor, LLC

Post-Effective Amendment No. 2 on Form S-1 Registration Statement

File No. 333-151523

Filed May 18, 2009.

Dear Ms. Nguyen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, MacroShares Housing Depositor, LLC hereby requests acceleration of the effective date of the above-captioned Post-Effective Amendment No. 2 on Form S-1 Registration Statement so that it may become effective by 12:00 p.m., New York City time, on May 19, 2009, or as soon as practicable thereafter.

In connection with the filing of this acceleration request, MacroShares Housing Depositor, LLC (the "Company") hereby acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company or any of the trusts referenced in such filing from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MacroShares Housing Depositor, LLC

By:	/s/ John A. Flanagan
John A. Flanagan
Chief Financial Officer